UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Bandwidth Inc.
(Name of Issuer)
Class A Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
05988J103
(CUSIP Number)
November 30, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05988J103
(1)	Names of Reporting Persons Alta Park Capital, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power	240,000*
	(6) Shared Voting Power	0
	(7) Sole Dispositive Power	240,000*
	(8) Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 240,000*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
(11)	Percent of Class Represented by Amount in Row (9) 5.95%*
(12)	Type of Reporting Person (See Instructions) IA

* Beneficial ownership percentage is based upon 4,034,840 shares of Class A Common Stock, $0.001 Par Value Per Share (“Common Stock”), of Bandwidth Inc., a Delaware corporation (the “Company”), based on information reported by the Company in its Quarterly Report on Form S-1 filed with the Securities and Exchange Commission on October 30, 2017.  Alta Park Capital, LP (“Alta Park”) is the investment manager to Alta Park Fund, LP (“Master”), organized in the Cayman Islands. Alta Park Partners, LLC (“Alta Park Partners”) serves as the Delaware organized General Partner to Master, and Joseph Bousaba, Bijan Modanlou, and Jayaveera Kodali (and, collectively with Alta Park, Master, and Alta Park Partners, the “Reporting Persons”) are Partners of Alta Park.  As of November 30, 2017, Master held 240,000 shares of Class A Common Stock of the Company. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the Reporting Persons may be deemed to beneficially own the 240,000 shares of Class A Common Stock of the Company held by Master, or 5.95% of the shares of Class A Common Stock of the Company deemed to be issued and outstanding as of November 30, 2017.

CUSIP No. 05988J103
(1)	Names of Reporting Persons Alta Park Partners, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power	240,000*
	(6) Shared Voting Power	0
	(7) Sole Dispositive Power	240,000*
	(8) Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 240,000*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
(11)	Percent of Class Represented by Amount in Row (9) 5.95%*
(12)	Type of Reporting Person (See Instructions) OO, HC

* Beneficial ownership percentage is based upon 4,034,840 shares of Class A Common Stock, $0.001 Par Value Per Share (“Common Stock”), of Bandwidth Inc., a Delaware corporation (the “Company”), based on information reported by the Company in its Quarterly Report on Form S-1 filed with the Securities and Exchange Commission on October 30, 2017.  Alta Park Capital, LP (“Alta Park”) is the investment manager to Alta Park Fund, LP (“Master”), organized in the Cayman Islands. Alta Park Partners, LLC (“Alta Park Partners”) serves as the Delaware organized General Partner to Master, and Joseph Bousaba, Bijan Modanlou, and Jayaveera Kodali (and, collectively with Alta Park, Master, and Alta Park Partners, the “Reporting Persons”) are Partners of Alta Park.  As of November 30, 2017, Master held 240,000 shares of Class A Common Stock of the Company. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the Reporting Persons may be deemed to beneficially own the 240,000 shares of Class A Common Stock of the Company held by Master, or 5.95% of the shares of Class A Common Stock of the Company deemed to be issued and outstanding as of November 30, 2017.

CUSIP No. 05988J103
(1)	Names of Reporting Persons Alta Park Fund, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power	240,000*
	(6) Shared Voting Power	0
	(7) Sole Dispositive Power	240,000*
	(8) Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 240,000*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
(11)	Percent of Class Represented by Amount in Row (9) 5.95%*
(12)	Type of Reporting Person (See Instructions) PN

* Beneficial ownership percentage is based upon 4,034,840 shares of Class A Common Stock of the Company, based on information reported by the Company in its Quarterly Report on Form S-1 filed with the Securities and Exchange Commission on October 30, 2017.  Alta Park is the investment manager to Master and Alta Park Partners. Messrs. Bousaba, Modanlou, and Kodali are Partners of Alta Park.  As of November 30, 2017, Master held 240,000 shares of Class A Common Stock of the Company or approximately 5.95% of the shares of Class A Common Stock of the Company deemed to be issued and outstanding as of November 30, 2017.

CUSIP No. 05988J103
(1)	Names of Reporting Persons Joseph Bousaba
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power	240,000*
	(6) Shared Voting Power	0
	(7) Sole Dispositive Power	240,000*
	(8) Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 240,000*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
(11)	Percent of Class Represented by Amount in Row (9) 5.95%*
(12)	Type of Reporting Person (See Instructions) IN

* Beneficial ownership percentage is based upon 4,034,840 shares of Common Stock of the Company, based on information reported by the Company in its Quarterly Report on Form S-1 filed with the Securities and Exchange Commission on October 30, 2017.  Alta Park is the investment manager to Master and Alta Park Partners. Mr. Bousaba is a Partner of Alta Park.  As of November 30, 2017, Master held 240,000 shares of Class A Common Stock of the Company.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the Reporting Persons may be deemed to beneficially own the 240,000 shares of Class A Common Stock of the Company held by Master, or 5.95% of the shares of Class A Common Stock of the Company deemed to be issued and outstanding as of November 30, 2017.

CUSIP No. 05988J103
(1)	Names of Reporting Persons Bijan Modanlou
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power	240,000*
	(6) Shared Voting Power	0
	(7) Sole Dispositive Power	240,000*
	(8) Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 240,000*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
(11)	Percent of Class Represented by Amount in Row (9) 5.95%*
(12)	Type of Reporting Person (See Instructions) IN

* Beneficial ownership percentage is based upon 4,034,840 shares of Common Stock of the Company, based on information reported by the Company in its Quarterly Report on Form S-1 filed with the Securities and Exchange Commission on October 30, 2017.  Alta Park is the investment manager to Master and Alta Park Partners. Mr. Modanlou is a Partner of Alta Park.  As of November 30, 2017, Master held 240,000 shares of Class A Common Stock of the Company.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the Reporting Persons may be deemed to beneficially own the 240,000 shares of Class A Common Stock of the Company held by Master, or 5.95% of the shares of Class A Common Stock of the Company deemed to be issued and outstanding as of November 30, 2017.

CUSIP No. 05988J103
(1)	Names of Reporting Persons Jayaveera Kodali
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power	240,000*
	(6) Shared Voting Power	0
	(7) Sole Dispositive Power	240,000*
	(8) Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 240,000*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
(11)	Percent of Class Represented by Amount in Row (9) 5.95%*
(12)	Type of Reporting Person (See Instructions) IN

* Beneficial ownership percentage is based upon 4,034,840 shares of Common Stock of the Company, based on information reported by the Company in its Quarterly Report on Form S-1 filed with the Securities and Exchange Commission on October 30, 2017.  Alta Park is the investment manager to Master and Alta Park Partners. Mr. Kodali is a Partner of Alta Park.  As of November 30, 2017, Master held 240,000 shares of Class A Common Stock of the Company.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the Reporting Persons may be deemed to beneficially own the 240,000 shares of Class A Common Stock of the Company held by Master, or 5.95% of the shares of Class A Common Stock of the Company deemed to be issued and outstanding as of November 30, 2017.

Item 1(a).  Name Of Issuer: Bandwidth Inc. (the “Company”)

Item 1(b). Address of Issuer’s Principal Executive Offices. 900 Main Campus Drive Raleigh, NC 27606
Item 2(a).  Name of Person Filing.

This report on Schedule 13G (this “Schedule 13G”), is being jointly filed by (i) Alta Park Capital, LP (“Alta Park”), a Delaware limited liability company and the investment manager to (a) Alta Park Fund, LP (“Master”), organized in the Cayman Islands that is the holder of 240,000 shares of Class A Common Stock, $0.001 Par Value Per Share (“Common Stock”), of the Company reported on this Schedule 13G; (ii) Master; (iii) Alta Park Partners; (iv) Joseph Bousaba; (v) Bijan Modanlou; (vi) Jayaveera Kodali; as Partners of Alta Park (Messrs. Bousaba, Modanlou, and Kodali, collectively with Alta Park, Master, and Alta Park Partners, the “Reporting Persons”).

The 240,000 shares of Class A Common Stock of the Company held in the aggregate by the Master, which constitute approximately 5.95% of the shares of Class A Common Stock of the Company deemed to be issued and outstanding as of November 30, 2017, may be deemed to be beneficially owned (x) indirectly by Alta Park, as the investment adviser to Master and Alta Park Partners, and (y) indirectly by Messrs. Bousaba, Modanlou, and Kodali, as the Partners of Alta Park.

As of November 30, 2017, Master held 240,000 shares of Class A Common Stock of the Company or approximately 5.95% of the shares of Class A Common Stock of the Company deemed to be issued and outstanding as of November 30, 2017.

Item 2(b). Address of Principal Business Office or, if None, Residence. The address for the Reporting Persons is: 1 Letterman Drive Building C, Suite CM-400 San Francisco, CA 94129.
Item 2(c).  Citizenship.

Alta Park and Alta Park Partners are organized under the laws of the State of Delaware.  Messrs. Bousaba, Modanlou, and Kodali are citizens of the United States. Master is organized in the Cayman Islands.

Item 2(d). Title of Class of Securities. Class A Common Stock, $0.001 Par Value Per Share.

Item 2(e). CUSIP No. 05988J103

Item 3.  If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

(e) [ x ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E) (as to Alta Park Capital, LP).

Item 4.  Ownership. As reported in the cover pages to this report, the ownership information with respect to each of Alta Park, Alta Park Partners, and Messrs. Bousaba, Modanlou, and Kodali is as follows:

(a)	Amount Beneficially Owned:	240,000*

(b)	Percent of Class:	5.95%*

(c)	Number of Shares as to which the person has:

	(i) sole power to vote or to direct the vote:	240,000*

	(ii) shared power to vote or to direct the vote	0

	(iii) sole power to dispose or to direct the disposition of:	240,000*

	(iv) shared power to dispose or to direct the disposition of	0

As reported in the cover pages to this report, the ownership information with respect to Master is as follows:

(a)	Amount Beneficially Owned:	240,000*

(b)	Percent of Class:	5.95%*

(c)	Number of Shares as to which the person has:

	(i) sole power to vote or to direct the vote:	240,000*

	(ii) shared power to vote or to direct the vote	0

	(iii) sole power to dispose or to direct the disposition of:	240,000*

	(iv) shared power to dispose or to direct the disposition of	0

* This Schedule 13G is being jointly filed by (i) Alta Park, a Delaware limited partnership and the investment manager to Master, organized in the Cayman Islands that is the holder of 240,000 shares of Class A Common Stock of the Company as reported on this Schedule 13G; (ii) Master; (iii) Alta Park Partners, (iv) Mr. Bousaba; (v) Modanlou; and (vi) Kodali; as Partners of Alta Park.

The 240,000 shares of Class A Common Stock of the Company held by Master, which constitute 5.95% of the shares of Class A Common Stock of the Company deemed to be issued and outstanding as of November 30, 2017, may be deemed to be beneficially owned (x) indirectly by Alta Park, as the investment adviser to Master and Alta Park Partners, and (y) indirectly by Messrs. Bousaba, Modanlou, and Kodali as Partners of Alta Park.  The foregoing beneficial ownership percentage is based upon 4,034,840 shares of Class A Common Stock of the Company, based on information reported by the Company in its Quarterly Report on Form S-1 filed with the Securities and Exchange Commission on October 30, 2017.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 7, 2017

Alta Park Capital, LP

By:	/s/ Rene Nam-Hee
Name: Rene Nam-Hee
Title: Chief Financial Officer / Chief Compliance Officer

Alta Park Fund, LP

By: Alta Park Capital, LP Its: Investment Manager

By:	/s/ Rene Nam-Hee
Name: Rene Nam-Hee
Title: Chief Financial Officer / Chief Compliance Officer

Alta Park Partners, LLC General Partner to Alta Park Fund, LP

By:	/s/ Rene Nam-Hee
Name: Rene Nam-Hee
Title: Chief Financial Officer / Chief Compliance Officer

/s/ Joseph Bousaba
Joseph Bousaba

/s/ Bijan Modanlou
Bijan Modanlou

/s/ Jayaveera Kodali
Jayaveera Kodali

Attention:  Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)

Exhibit Index

Exhibit	Page
A. Joint Filing Agreement, dated as of December 7, 2017, by and among Alta Park Capital, LP, Alta Park Fund, LP, Alta Park Partners, LLC, and Messrs. Bousaba, Modanlou, and Kodali	13

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13G (including amendments thereto) with respect to the shares of Class A Common Stock, $0.001 Par Value Per Share, of Bandwidth Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as Exhibit A to such Schedule 13G.  In evidence thereof, the undersigned hereby execute this agreement this 7th day of December, 2017.

Alta Park Capital, LP

By:	/s/ Rene Nam-Hee
Name: Rene Nam-Hee
Title: Chief Financial Officer / Chief Compliance Officer

Alta Park Fund, LP

By: Alta Park Capital, LP Its: Investment Manager

By:	/s/ Rene Nam-Hee
Name: Rene Nam-Hee
Title: Chief Financial Officer / Chief Compliance Officer

Alta Park Partners, LLC General Partner to Alta Park Fund, LP

By:	/s/ Rene Nam-Hee
Name: Rene Nam-Hee
Title: Chief Financial Officer / Chief Compliance Officer

/s/ Joseph Bousaba
Joseph Bousaba

/s/ Bijan Modanlou
Bijan Modanlou

/s/ Jayaveera Kodali
Jayaveera Kodali